June 25, 2010

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	North Valley Bancorp
Registration Statement on Form S-3
Filed May 21, 2010 File No. 333-167002

Dear Mr. McNair:

       This refers to the comment letter from Gregory Dundas dated June 10, 2010 regarding the above-described Registration Statement on Form S-3 (the “Registration Statement”), filed by our client, North Valley Bancorp, Redding, California (the “Registrant”).

       Comment 1 (General)

       The Company believes that the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i); that is, the Registration Statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the Registrant, a subsidiary of the Registrant or a person of which the Registrant is a subsidiary.

1740 Technology Drive, Suite 20S ▪ San Jose, California 95110
Telephone: (408) 452-1478 ▪ Facsimile: (408) 452-1487 ▪ Website: www.DoddMason.com
Partners: Glenn T. Dodd ▪ Joseph G. Mason ▪ Rick J. George (Retired)

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010
Page 2

       The Registrant is a California corporation, incorporated in 1980, and a registered bank holding company and the parent of North Valley Bank (the “Bank”), a California banking corporation chartered in 1972 and regulated by the California Department of Financial Institutions (the “DFI”). The Bank is FDIC-insured and, being a Federal Reserve member bank, is also subject to examination, supervision and regulation by the Federal Reserve Bank of San Francisco (the “Reserve Bank”). The Bank experienced credit quality and loan loss challenges and operating losses during 2008 and 2009, resulting from disruptions in the credit and real estate markets and a weakened economy, and the need for additional capital to maintain compliance with capital adequacy guidelines became apparent. As follow-up to a September 21, 2009 safety and soundness examination conducted by the Reserve Bank and the DFI, the Registrant and the Bank entered into a formal Written Agreement with the Reserve Bank, dated January 6, 2010, which included a requirement for a capital plan. The Company retained Sandler O’Neill + Partners, L.P. to act as its financial adviser and, after exploring the alternatives for increasing its capital, the Registrant determined that a public offering was not likely to be successful and therefore it should pursue a private placement with accredited investors. At December 31, 2009, the Registrant had 7,495,817 shares of its common stock outstanding with approximately 792 shareholders of record. The common stock is quoted and trades on the NASDAQ Global Select Market and during the fourth quarter of 2009 the trading price varied between a low of $1.58 per share and a high of $3.20 per share. The Registrant’s Articles of Incorporation authorize 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. It became obvious that an offering of common stock to achieve a capital raise in the range of $30,000,000 to $40,000,000 would require an amendment of the Articles of Incorporation to increase the number of authorized shares. It also became obvious that such a private offering would exceed 20 percent of the shares outstanding and thereby trigger the requirements of NASDAQ Listing Rule 5635. Shareholder approval would be necessary for both reasons. Thus, the Registrant decided to proceed with a private placement of shares of preferred stock, all mandatorily convertible into shares of common stock as soon as the necessary shareholder approvals could be obtained. Sandler O’Neill + Partners, L.P. and FIG Partners LLC were engaged as co-placement agents and, in due course, on April 22, 2010, the Registrant issued 40,000 shares of its Series A Mandatorily Convertible Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) to accredited investors for a cash purchase price of $1,000 per share (gross aggregate proceeds of $40,000,000).

       The 40,000 shares of Series A Preferred Stock are convertible into an aggregate of approximately 26,666,646 shares of common stock, based on a stipulated conversion price of $1.50. The conversion price of $1.50 was established as the result of arms-length negotiations between the Registrant and the investors, following a due diligence period during which each investor was provided access to information on the business and operations of the Registrant and the Bank under the terms of confidential non-disclosure agreements signed by each investor (other than investors who are Directors and Executive Officers of the Registrant). The Registrant’s Board of Directors approved the $1.50 conversion price after retaining and receiving a fairness opinion from Danielson Associates, LLC of Bethesda, Maryland, a firm regularly engaged in the valuation of financial institutions (unrelated to the co-placement agents and with whom the Registrant and the Bank had no prior dealings).

       The Registrant entered into a Securities Purchase Agreement and a Registration Rights Agreement with each purchaser of Series A Preferred Stock. The filing of this Form S-3 Registration Statement is a requirement of those transaction documents, to cover resale of the shares of Series A Preferred Stock purchased by the selling shareholders (and the underlying shares of common stock) in an offering to be made on a continuous basis pursuant to Rule 415. Each Securities Purchase Agreement includes investor representations and warranties to the Registrant that, among other matters, (a) the investor is acquiring the Series A Preferred Stock in the ordinary course of business, without any agreement, plan or understanding, directly or indirectly, with any person to distribute or effect any distribution of the Series A Preferred Stock or the underlying shares of common stock to or through any person or entity; (b) the investor has independently evaluated the merits and risks of its decision to purchase the Series A Preferred Stock; and (c) other than the co-placement agents with respect to the Registrant, no person has any valid right, interest or claim against the Registrant or the investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the investor.

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010

       The selling shareholders (investors) are listed on page 18 of the Form S-3 Registration Statement. There are 43 selling shareholders, divided between institutional investors (the first 22 on the list, comprised of mutual funds, private equity/hedge funds and one IRA account) and individual investors (the remaining 21 on the list). As a group, the first 22 selling shareholders (institutions) hold 37,825 shares of Series A Preferred Stock, or approximately 95 percent of the 40,000 total. As a group, the remaining 21 selling shareholders (individuals, including a Children’s Trust and the Trustee of the Children’s Trust) hold 2,175 shares of Series A Preferred Stock, or approximately 5 percent of the 40,000 total.

       The group of 21 selling shareholders consists of 8 Directors of the Registrant (including the President and Chief Executive Officer who is also a Director) plus a Children’s Trust for the children of a Director and the brother of the same Director who serves as Trustee of the Children’s Trust (as described in Footnote (11) to the table on page 18); 5 Executive Officers of the Registrant (not including the President and Chief Executive Officer); and 6 former directors of Yolo Community Bank (a commercial bank formerly based in Woodland, California, which was acquired by the Registrant in 2004) who meet informally with the Chairman and the President and Chief Executive Officer of the Registrant from time to time (without compensation) in order to discuss matters associated with the local market, such as banking products, peer bank competition and shareholder relations. There are no family relationships between or among the Directors, Executive Officers and former directors of Yolo Community Bank (or business relationships other than their relationships with the Registrant and the Bank). The family relationships among a Director, his brother and a Children’s Trust are described in Footnote (11) to the table on page 18. Also, there are no family relationships between or among the group of 21 selling shareholders and the 22 institutional selling shareholders (and no business relationships other than their relationships with the Registrant and the Bank). The Registrant’s issuance of Series A Preferred Stock (and the underlying shares of common stock) is not subject to any preemptive or similar rights to acquire shares of stock under the Company’s Articles of Incorporation and the members of the group of 21 selling shareholders had no contractual right or obligation to purchase shares of Series A Preferred Stock in this transaction. The participation of these investors (including a Children’s Trust for the children of a Director and the brother of the same Director who serves as Trustee of the Children’s Trust) is intended to be a demonstration of their confidence in the future of the Registrant and the Bank.

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010
Page 4

       Each selling shareholder in the group of 21 currently owns shares of the Registrant’s common stock, in the amounts indicated in the next to last column on page 18. Each Director and Executive Officer of the Registrant files reports regarding his or her holdings of common stock pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and is considered an “affiliate” for purposes of Rule 144. None of the 6 former directors of Yolo Community Bank is considered an “affiliate” for purposes of Rule 144 nor do they file reports under Section 16. To the knowledge of the Registrant, no person or entity is the current beneficial owner of more than 5 percent of the outstanding shares of the Registrant’s common stock. Assuming conversion of their shares of Series A Preferred Stock and the issuance of the underlying shares of common stock to the Directors, Executive Officers and former directors of Yolo Community Bank, none of such individuals will become the beneficial owner of more than 5 percent of the outstanding shares of the Registrant’s common stock.

       In the group of 22 institutional selling shareholders, only 2 of them currently own shares of the Registrant’s common stock, and the amounts are indicated in the next to last column on page 18. As for the 37,825 shares of Series A Preferred Stock held by these 22 selling shareholders, approximately 60 percent is held by the first 8 selling shareholders. The first 3 selling shareholders on the list are related, as indicated in footnote (6), and the selling shareholders listed 7th and 8th are related, as indicated in footnote (9). On this basis, there are 5 selling shareholders whose holdings of common stock upon conversion of their Series A Preferred Stock are expected to be between 9.0 percent and 9.9 percent of the total shares outstanding at that time. The next 3 selling shareholders on the list are expected to be between 4.0 percent and 4.5 percent and the following 3 selling shareholders are expected to be between 3.0 percent and 3.5 percent. The rest of the institutional selling shareholders are expected to be at or below 1.12 percent of the total shares of common stock outstanding upon conversion of their shares of Series A Preferred Stock. For complete detail, please refer to the pro forma data attached to this letter.

       The Securities Purchase Agreements restrict the beneficial ownership of common stock held by any investor (and its affiliates or any other persons with which it is acting in concert) upon conversion of the Series A Preferred Stock to not more than 9.9 percent of the total shares of common stock issued and outstanding. In addition, Section 15 of the Certificate of Determination for the Series A Preferred Stock provides that the Registrant may refuse to issue shares of common stock to a selling shareholder (upon conversion of the Series A Preferred Stock) to the extent such issuance would cause the selling shareholder to exceed the 9.9 percent limit or would violate any bank regulation or require the prior approval of any banking regulator.

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010
Page 5

       Prior to closing the private placement of Series A Preferred Stock, the Registrant submitted detailed information to the Reserve Bank regarding the agreements with Sandler O’Neill + Partners, L.P. and FIG Partners LLC, the list of proposed institutional investors and their proposed holdings of Series A Preferred Stock and common stock, and any business relationships among the institutional investors. All such information was requested by the Reserve Bank. In the view of the Reserve Bank, the issuance of so many shares of common stock to institutional investors, relative to the number of shares currently outstanding, could raise issues in the future about compliance with the “control” and “acting in concert” concepts found in the Bank Holding Company Act, Federal Reserve Board Regulation Y and the Change in Bank Control Act. Based on this review, the Reserve Bank required five of the institutional investors (on their own behalf and on behalf of their subsidiaries and affiliates) to sign and deliver to the Reserve Bank a “passivity” agreement with commitments in the “standard” form prescribed by the Reserve Bank. Those commitments constitute conditions imposed in writing in connection with the Reserve Bank’s findings and decisions related to the acquisition of up to 9.9 percent of the voting shares of the Registrant. Following receipt of these five requested agreements, the Reserve Bank confirmed to the Registrant its non-objection to the private placement as proposed to be structured.

       Neither the membership of the Board of Directors of the Registrant nor the membership of the Board of Directors of the Bank changed as a result of the private placement of Series A Preferred Stock. No rights to appoint a director or directors and no board visitation or similar rights were granted to any of the selling shareholders pursuant to the terms of the Securities Purchase Agreement or the Registration Rights Agreement. The slate of directors being proposed in management’s proxy statement for the Annual Meeting of Shareholders of North Valley Bancorp, scheduled to be held on July 16, 2010, consists entirely of incumbent directors, without any change from the prior year.

       Based on the facts and circumstances of this transaction, as summarized above and considered in reference to SEC Compliance and Disclosure Interpretation 612.09, the Registrant believes this transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

       Comment 2 (Shareholder Approval)

       The Registrant understands that the effectiveness of the Registration Statement cannot be accelerated until there are sufficient authorized shares of common stock to convert the Series A Preferred Stock. All 40,000 shares of the Series A Preferred Stock will automatically convert into shares of common stock but only after the Registrant obtains certain shareholder approvals. On June 18, 2010, the Registrant sent proxy materials to the shareholders for a meeting scheduled to be held on July 16, 2010, at which time the shareholders will vote on Proposal No. 2 (approval of the conversion of Series A Preferred Stock as required under Nasdaq Listing Rule 5635) and Proposal No. 3 (approval of an increase in the number of authorized shares of common stock), among other proposals. Conversion of the Series A Preferred Stock is subject to a favorable vote by the shareholders on both Proposal No. 2 and Proposal No. 3. If the votes are favorable, immediately thereafter the Registrant intends to file an amendment to the Registration Statement and will request acceleration of the effective date of the Registration Statement under Rule 461.

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010
Page 6

       Comment 3 (Recent Developments, page 4)

       After review, the Registrant has decided to update its disclosures regarding compliance with the Written Agreement dated January 6, 2010, signed with the Federal Reserve Bank of San Francisco. The updates will provide supplementary information regarding the status of reports and other information which have been submitted to the Federal Reserve Bank of San Francisco according to the timelines specified in the Written Agreement.

       Comment 4 (Plan of Distribution, page 20)

       The Registrant has obtained confirmation that none of the selling shareholders is a broker-dealer. The Registrant has also obtained confirmation that three of the selling shareholders is or may be an affiliate of a broker-dealer and each such selling shareholder has provided the Registrant with the necessary representations to support an amendment of the relevant paragraph on page 21. Set forth below is the paragraph with the proposed amended portion underlined:

“Each Selling Securityholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Certain of the Selling Securityholders are affiliates of broker-dealers. Each such Selling Securityholder has represented to us that such Selling Securityholder purchased the Securities in the ordinary course of business and, at the time of the purchase, such Selling Securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the Securities. Upon being notified in writing by a Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent.”

Matt McNair, Esq.
Attorney-Adviser
Division of Corporation Finance
June 25, 2010
Page 7

       Comment 5 (Exhibit 5.1)

       We intend to re-file the legality opinion after favorable votes of the shareholders on Proposal No. 2 and Proposal No. 3 have been obtained (i.e. once there are sufficient authorized shares to convert the Series A Preferred Stock into common stock). This means our assumption (ii), stating “shareholders of the Company approve conversion of the Series A Preferred Stock along with an increase in authorized shares of Company common stock,” will be removed.

       Comment 6 (Exhibit 5.1)

       We intend to revise the legality opinion to delete our assumption (iv). The words “all applicable securities laws are complied with” will be removed.

       Thank you for your cooperation and assistance on this matter. Please let me know if you have any questions or concerns regarding the matters addressed in this letter.

Sincerely,

Joseph G. Mason

cc:	Leo J. Graham, Esq.
Glenn T. Dodd, Esq.

Shares Outstanding	7,495,817
New Shares Issued	26,666,646
Pro Forma Shares Outstanding	34,162,463

					Pro Forma
			Preferred	Common	Common
Institutional Investor	Fund	$$$ Invested	Shares	Shares	Ownership
Basswood Capital Management	Basswood Opportunity Partners, LP	$2,800,000	2,800	1,866,666
	Basswood Opportunity Fund, Inc.	950,000	950	633,333
	MGS Partners LLC	1,250,000	1,250	833,333
		$5,000,000	5,000	3,333,332	9.76%

JAM Partners	JAM Special Opportunities Fund II	$4,750,000	4,750	3,166,666	9.27%

Heartland Funds	Heartland Value Fund	$4,750,000	4,750	3,166,666	9.27%

Fidelity Investments	Fidelity Puritan Trust: Fidelity Low-Priced Stock Fund	$4,750,000	4,750	3,166,666	9.27%

Wellington Management Company	Ithan Creek Master Investors (Cayman) L.P.	$4,207,000	4,207	2,804,666
	Ithan Creek Master Investment Partnership (Cayman) II, L.P.	543,000	543	362,000
		$4,750,000	4,750	3,166,666	9.27%

Jupiter Advisor	Ulysses Partners, L.P.	$1,780,000	1,780	1,186,666
	Ulysses Offshore Fund, LTD	445,000	445	296,666
		$2,225,000	2,225	1,483,332	4.34%

Alliance Bernstein	Alliance Bernstein Strategic Opportunities Fund, L.P.	$2,200,000	2,200	1,466,666	4.29%

Keefe Ventures Fund, L.P.	Keefe Ventures Fund, L.P.	$2,100,000	2,100	1,400,000	4.10%

Weichert Enterprise. LLC	Weichert Enterprise, LLC	$1,750,000	1,750	1,166,666	3.42%

Consector Partners LP	Consector Partners LP	$1,750,000	1,750	1,166,666	3.42%

Stieven Capital	Stieven Financial Investor, L.P.	$1,487,000	1,487	991,333
	Stieven Financial Offshore Investors, Ltd.	263,000	263	175,333
		$1,750,000	1,750	1,166,666	3.42%

Hot Creek Investors, L.P.	Hot Creek Investors, L.P.	$575,000	575	383,333	1.12%

Richard Horstman	First Clearing LLC Cust FBO Richard Horstman IRA	$575,000	575	383,333	1.12%

Great Oaks	Great Oaks	$375,000	375	250,000	0.73%

Great Gables	Great Gable Master Fund Ltd	$288,000	288	192,000
	Great Gable Fund II LP	62,000	62	41,333
		$350,000	350	233,333	0.68%

Davis-Ros Investment Advisors	DRMM Total Return Fund I, LP	$175,000	175	116,666	0.34%

		$37,825,000	37,825	25,216,657	73.81%